June 28, 2019

David R. Koos
Chairman, Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, St 304
La Mesa, California 91942

       Re: Zander Therapeutics, Inc.
           Item 4.02 Form 8-K
           Filed May 31, 2019
           File No. 333-220790

Dear Mr. Koos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance